Exhibit 99.1

SOUFUN ESTABLISHED HEADQUARTERS IN SHANGHAI AND SIGNED AN AGREEMENT TO ACQUIRE A COMMERCIAL PROPERTY FOR ITS SHANGHAI HEADQUARTERS

BEIJING, Jan. 2, 2013 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN; “SouFun”), the leading real estate Internet portal in China, today announced that it has formally established its Shanghai Headquarters to support the expansion of its operations in Shanghai and East China area, which consists of 15 cities including Jiangsu Provincial Capital Nanjing and Zhejiang Provincial Capital Hangzhou. At the same time, SouFun announced that it has entered into an agreement to acquire a portion of the BaoAn Building in Shanghai for its Shanghai Headquarters through the acquisition of the entire equity interests in three companies that own and operate the property from China BaoAn Group Co., Ltd., a Chinese company, and its affiliated companies, for RMB800 million (US$127.3 million) in cash. The property, located at 800 Dongfang Road, Pudong, Shanghai, has usable space of approximately 42,000 square meters and is currently used for offices, retail space and a hotel, which will be converted into office and training space to support SouFun’s expansion in Shanghai and East China area. The acquisition is expected to be completed in the first quarter of 2013.

“Shanghai and East China area houses China’s most active economic zones and has been contributing substantially to SouFun’s growth. We have been testing our operations in Shanghai and East China area for the past year and the official establishment of our Shanghai Headquarters will definitely boost our operations in that area.” said Mr. Vincent Mo, SouFun’s Executive Chairman. “The office space acquisition for our Shanghai Headquarters shows SouFun’s commitment to Shanghai and East China area and will support Shanghai Headquarters’ ever increasing need for office space.”

About SouFun

SouFun operates the leading real estate Internet portal and a leading home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2012. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 106 offices to focus on local market needs and its website and database contains real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, comments by management in this release about SouFun’s planned purchase and use of a property in Shanghai and about the Company’s market position and its website content and service offerings. SouFun may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the closing of the agreement for the acquisition of the Shanghai property, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, challenges in China’s real estate market, the impact of competitive market conditions for SouFun’s services and its ability to maintain and increase its leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its ability to continue to expand in local markets, its reliance on online advertising sales and listing services for revenues, any failure to successfully develop and expand its content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should SouFun in the future makes acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

Dr. Hua Lei

IR Director

SouFun Holdings Limited

Tel: +86 (10) 5631 8661

E-mail: ir@soufun.com